Exhibit 51

SCHEDULE A-2

Directors and Executive Officers of T-Mobile Global Zwischenholding GmbH

Schedule A-2 is amended and restated as follows:

The following table sets forth the names, business addresses and present principal occupation of each director and executive officer of T-Mobile Global Zwischenholding GmbH.  Unless otherwise noted, each of the persons listed below is principally employed by T-Mobile Global Zwischenholding GmbH and is a citizen of the Federal Republic of Germany.  During the last five years, to the best of each Reporting Person’s knowledge, no person on this table has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Board of Management

Name	Business Address	Present Principal Occupation
Remigius Lalik	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Vice President HGB Principles & Methods / Reporting, Deutsche Telekom Services Europe SE

Dr. Christian Dorenkamp	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Senior Vice President Group Tax, Deutsche Telekom AG

Heike Porcher	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Head of Legal Services International Subsidiaries, Deutsche Telekom AG